Pembina Pipeline Corporation Announces Closing of Acquisition of Enbridge’s Interest in Alliance/Aux Sable and Raises 2024 Guidance

CALGARY, ALBERTA, April 1, 2024 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) is pleased to announce that it has completed its previously announced acquisition of Enbridge’s interest in the Alliance, Aux Sable, and NRGreen joint ventures (the "Transaction").
"We are excited to further enhance our business by increasing our ownership in Alliance and Aux Sable. Aligning with Pembina’s strategy, this acquisition grows and strengthens our existing franchise and provides greater exposure to resilient end-use markets," said Scott Burrows, Pembina’s President and Chief Executive Officer. "With completion of the Transaction, we will prioritize integrating these businesses and pursuing the near-term synergies we have identified to extract greater value from these unique and exceptional assets."

Subscription Receipts
The approximately $3.1 billion purchase price for the Transaction was funded, in part, from the net proceeds of Pembina's $1.28 billion bought deal offering of subscription receipts (the "Subscription Receipts"), which closed on December 19, 2023. With the closing of the Transaction, each holder of Subscription Receipts will be entitled to receive, automatically and without additional consideration or further action on the part of the holder, one common share of Pembina (the "Common Shares"). On March 28, 2024, Pembina made a cash payment per Subscription Receipt, to holders of Subscription Receipts of record as of March 15, 2024, of $0.6675 (a "Dividend Equivalent Payment"), such amount being equal to the dividend per Common Share paid on such date to holders of Common Shares. No further Dividend Equivalent Payment will be paid or is payable to holders of Subscription Receipts in connection with closing of the Transaction.
Trading in the Subscription Receipts is expected to be halted, the transfer register maintained by the subscription receipt agent will be closed and the Subscription Receipts will be delisted from the Toronto Stock Exchange (the "TSX"), in each case, effective as of the close of trading today. The Common Shares to be issued pursuant to the terms of the Subscription Receipts are expected to commence trading on the TSX and on the New York Stock Exchange tomorrow.

Revised 2024 Guidance
In conjunction with closing, Pembina has updated its 2024 adjusted EBITDA guidance range to $4.05 billion to $4.30 billion (previously $3.725 to $4.025 billion). Relative to Pembina's previous guidance, the revised outlook for 2024 primarily reflects the incremental contribution from increased ownership of Alliance and Aux Sable, as well as a stronger outlook in the marketing business.

About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for 70 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.
Forward-Looking Information and Statements
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: the integration of the Alliance, Aux Sable, and NRGreen businesses into Pembina's business; Pembina's revised 2024 adjusted EBITDA guidance range; and the trading and delisting of the Subscription Receipts and the trading of the Common Shares following closing of the Transaction, including the expected timing thereof.

The forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached in the manner and on the terms expected by Pembina; that all required regulatory and environmental approvals can be obtained on the necessary terms and in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels; constraints on, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, and public opinion; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 22, 2024 for the year ended December 31, 2023, and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the revised 2024 adjusted EBITDA guidance contained herein March 28, 2024. The purpose of the revised 2024 adjusted EBITDA guidance is to assist readers in understanding Pembina's current expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Non-GAAP and Other Financial Measures
Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.

In this news release, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: adjusted EBITDA, adjusted EBITDA from equity accounted investees and, adjusted EBITDA per common share. The non-GAAP financial measures and non-GAAP ratios disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures or ratios disclosed by other issuers. Such financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue and earnings.

Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.

Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this news release, together with, as applicable, disclosure of the most directly comparable financial measure that is determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. Additional information relating to such non-GAAP financial measures and non-GAAP ratios, including disclosure of the composition of each non-GAAP financial measure and non-GAAP ratio, an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed; and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the management's discussion and analysis of Pembina dated February 22, 2024 for the year ended December 31, 2023 (the "MD&A"), which information is incorporated by reference in this news release. The MD&A is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.

The equivalent historical non-GAAP financial measure to our revised 2024 adjusted EBITDA guidance is adjusted EBITDA for the year ended December 31, 2023.

Adjusted EBITDA per common share is a non-GAAP ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.

12 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income tax	1,840	1,415	610	1,804	435	708	(696)	(708)	2,189	3,219
Adjustments to share of profit from equity accounted investees and other	172	172	438	271	84	25	—	—	694	468
Net finance costs	28	28	9	13	4	27	425	418	466	486
Depreciation and amortization	414	396	159	196	46	44	44	47	663	683
Unrealized loss (gain) on commodity-related derivative financial instruments	—	—	—	(50)	32	(83)	—	—	32	(133)
Gain on PGI Transaction	—	—	—	(1,110)	—	—	—	—	—	(1,110)
Impairment reversal	(231)	—	—	—	—	—	—	—	(231)	—
Transaction costs incurred in respect of acquisitions, transformation and restructuring costs, contract dispute settlement, gain on disposal of assets and non-cash provisions	11	116	(3)	13	(4)	—	7	4	11	133
Adjusted EBITDA	2,234	2,127	1,213	1,137	597	721	(220)	(239)	3,824	3,746
Adjusted EBITDA per common share – basic (dollars)									6.95	6.78
Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.

To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

12 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Share of profit (loss) from equity accounted investees	109	171	233	108	(26)	82	—	—	316	361
Adjustments to share of profit from equity accounted investees:
Net finance costs	22	23	160	79	1	—	—	—	183	102
Income tax expense	—	—	41	14	—	—			41	14
Depreciation and amortization	150	149	207	138	25	25	—	—	382	312
Unrealized loss on commodity-related derivative financial instruments	—	—	16	27	—	—	—	—	16	27
Transaction costs incurred in respect of acquisitions and non-cash provisions	—	—	14	13	58	—	—	—	72	13
Total adjustments to share of profit from equity accounted investees	172	172	438	271	84	25			694	468
Adjusted EBITDA from equity accounted investees	281	343	671	379	58	107	—	—	1,010	829

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com